Exhibit 8.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Country of Incorporation
Radware Inc.	New Jersey, United States of America
Radware UK Limited	United Kingdom
Radware France	France
Radware Srl	Italy
Radware GmbH	Germany
Nihon Radware KK	Japan
Radware Australia Pty. Ltd.	Australia
Radware Singapore Pte. Ltd.	Singapore
Radware Korea Ltd.	Korea
Radware Canada Inc.	Canada
Radware India Pvt. Ltd.	India
Radware China Ltd. 睿伟网络科技（上海）有限公司	China
Radware (Hong Kong) Limited	Hong Kong
Covelight Systems, Inc. (a wholly owned subsidiary of Radware, Inc.)	Delaware, United States of America
Radyoos Media Ltd.	Israel
Radware Canada Holdings Inc.	Canada